Aleafia Secures Sales Licence from Health Canada

TORONTO, Sept. 04, 2018 -- Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF) (“Aleafia“) or (the “Company“), one of Canada’s leading, vertically integrated medical cannabis companies with a unique patient-focused, healthcare solution, is pleased to announce that it has secured its Sales Licence from Health Canada (“Sales Licence”).

2018 Operational Update:

•	Aleafia secured Sales Licence from Health Canada for its Port Perry cultivation facility
•	The company reported record revenue of $1.2 million in Q2 2018
•	Fully funded annual growing capacity to reach 38,000 kg of cannabis flower in early 2019
•	Completed first harvest at Port Perry cultivation facility
•	Reached milestone of 50,000 individual medical cannabis patients under the Canabo Medical Clinic network
•	Built out the senior management team with the hiring of CEO Geoffrey Benic, CFO Benjamin Ferdinand, CMTO Trevor Newell and Master Horticulturist Lucas Escott
•	Increased access to American investment community by securing listing on OTCQX Best Market

Aleafia’s history:

•	January 2017: Aleafia inception
•	October 2017: Opened first clinic in Vaughan
•	December 2017: Acquired Port Perry ACMPR-licensed cultivation facility
•	January 2018: Aleafia/Canabo complete business combination – 22 clinics, 40,000 patients
•	March 2018: Aleafia begins trading as the new combined entity
•	May 2018: Harvested first cannabis crop at the Port Perry facility
•	July 2018: Purchased 160,000 sq. ft. Niagara Region modern fully automated greenhouse

Commenting on the Sales Licence and the company’s future outlook, Julian Fantino, Aleafia’s Chairman said:

“This is a significant milestone in Aleafia’s history. We made a commitment to secure product for medical cannabis patients, and this Sales Licence will lead us further down that path. In a relatively short period of time, Aleafia has developed a strong base of core assets with an excellent executive leadership team. We are very well positioned for significant growth.”

Commenting on the Sales Licence and 2018 performance, Geoffrey Benic, Aleafia’s CEO said:

“I am very pleased with the significant achievements Aleafia has made in 2018. Aleafia now boasts two low-cost, modern cannabis production facilities, along with a medical cannabis clinic network that has attained 50,000 unique patients. The exponential growth achieved by our company will ensure we continue to provide sustained long-term value for both our patients and shareholders.”

For Investor Relations, please contact:

IR@AleafiaInc.com

For Media Relations, please contact:

Nicholas Bergamini, VP Public Affairs
416-860-5665 ext. 224
Media@AleafiaInc.com

About Aleafia Health Inc.:
Aleafia is a leading, vertically integrated medical cannabis company with a unique focus on delivering quality patient care from “seed” to “sale.” Aleafia is uniquely positioned with a singular focus on the medical cannabis market. The company operates the largest brick and mortar medicinal cannabis clinic network in Canada under the Canabo Medical Clinic brand, which is staffed by licensed, practicing physicians. Aleafia has obtained over 50,000 unique patients and maintains the largest medical cannabis patient data set in Canada. Aleafia’s state of the art production facilities will allow for the production of high- quality strains at low cost. Aleafia’s production will focus on securing the highest- quality medicinal product for its growing patient base.

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FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.